SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

April 25, 2016

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips’ First Quarter Results 2016”, dated April 25, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 25th of April, 2016.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(General Secretary)

Philips reports Q1 comparable sales growth of 3% to EUR 5.5 billion and a 14% improvement in Adjusted EBITA to EUR 374 million

Amsterdam, April 25, 2016

First-quarter highlights

•	Comparable sales growth driven by 5% growth in HealthTech portfolio

•	Adjusted EBITA amounted to EUR 374 million, or 6.8% of sales, compared to 6.1% of sales in Q1 2015

•	EBITA totaled EUR 290 million, or 5.3% of sales, compared to 4.3% of sales in Q1 2015

•	Net income amounted to EUR 37 million, compared to EUR 100 million in Q1 2015, mainly impacted by tax charges related to the separation

•	Free cash outflow of EUR 177 million, compared to an outflow of EUR 443 million in Q1 2015

•	Philips Lighting separation process well on track

Frans van Houten, CEO:

“Philips’ first-quarter 2016 results reflect solid comparable sales growth across our HealthTech businesses and our LED Lighting business, bolstered by the successful launch of several new products. We also delivered continued operational improvements throughout the company, driven by higher volume and improved product mix. Our overall performance strengthened, supported by the ongoing benefits of our multi-year Accelerate! transformation program, despite challenging macro-economic conditions in several markets.

Our outlook for 2016 remains unchanged, as we continue to expect earnings improvements in the year to be back-end loaded, taking into account ongoing macro-economic headwinds and the phasing of costs and sales.”

HealthTech

“Our HealthTech portfolio delivered another strong quarter, with 5% comparable sales growth overall, despite anticipated lower royalty income. We also achieved significant operational improvements, which were partly offset by ongoing investments in high-growth businesses, such as wearable patient monitoring solutions, digital pathology and health informatics. Equipment-order intake in the quarter declined by 3% on a comparable basis, after a quarter with double-digit order growth, largely reflecting the unevenness of our order intake dynamics.”

In Personal Health, comparable sales growth was 6%, with the Adjusted EBITA margin improving by 130 basis points. Diagnosis & Treatment showed 5% comparable growth, and the Adjusted EBITA margin improved by 80 basis points. Connected Care & Health Informatics grew 9%, while the Adjusted EBITA margin improved by 310 basis points.

•	Philips’ new integrated Dream Family solution, which is designed to improve the sleep therapy experience for people with obstructive sleep apnea, is showing strong traction in Europe and the US, with more than 200,000 Dream Family users since its introduction in 2015, and is now being launched in Japan.

•	Building on the synergies of the Volcano acquisition, the Image-Guided Therapy business posted a strong first quarter across its markets, supported by the expansion of its Phoenix Atherectomy catheter product range and the strong synergies between its smart catheter and systems sales forces.

•	In line with our strategy of building multi-year strategic partnerships, Philips signed a 15-year, USD 90 million agreement with San Francisco Bay-based Marin General Hospital that includes a managed services agreement for imaging systems, patient monitoring and clinical informatics solutions.

•	Strengthening its Health Informatics portfolio, Philips partnered with Hitachi Data Systems to introduce a next-generation Vendor Neutral Archive system, supporting rapid access to medical imaging and digital health records across the enterprise. Philips also teamed up with Amazon Web Services to deliver a new cloud-based, enterprise-wide rapid and secure data recovery solution.

•	Philips’ Oral Healthcare business continued its growth trajectory, with a strong performance in Greater China where the Philips Sonicare Essence+ was recently launched, providing consumers with a high-quality brushing experience at affordable price points.

Lighting

“Philips Lighting’s first-quarter performance improvement signals its great future as a focused, stand-alone company. Lighting posted its sixth consecutive quarter of year-on-year operational improvements, underpinning the strong potential of our LED business and the transformation from individual products to connected lighting systems and services. As a result of our market success in LED and its growing share of the overall business, Philips Lighting is expected to return to positive comparable sales growth in the course of 2016.”

LED lighting sales grew strongly by 27% and now account for 50% of overall Lighting sales. Conventional lamps sales continued their anticipated decline, contracting 15% year-on-year. The Home business delivered double-digit growth for the second consecutive quarter, while Professional in North America returned to positive growth in the quarter. The Adjusted EBITA margin at Philips Lighting increased by 60 basis points, driven by cost productivity and product mix.

•	Philips Lighting introduced great innovations at Light + Building, a leading industry trade show, showcasing its connected LED lighting growth platforms for smart cities, smart retailing, smart offices and smart homes.

•	Philips Lighting has partnered with Vodafone to help increase adoption of connected LED street lighting for smart cities. Currently, of the over 300 million street lights globally, less than 12% are LED and less than 2% are connected. Philips Lighting introduced DigiStreet, its new range of LED street lighting luminaires which can wirelessly connect to CityTouch, enabling the street lights to be monitored, controlled and managed remotely for additional savings on energy and maintenance.

•	To further fuel its LED growth, Philips Lighting continues to innovate with the introduction of three new LED lamp families: the Philips classic LED spot range to replace the popular halogen spotlight, the Philips SceneSwitch LED lamp range with its unique three light settings in one light bulb, and the Philips classic LED with DimTone.

•	Underlining its market leadership in dynamic connected LED lighting to transform building facades and monuments, Philips Lighting lit up two iconic landmarks in Spain: the CEPSA Tower, one of Spain’s tallest buildings, and Baño de la Cava, a World Heritage site in Toledo.

Separation Update

As previously communicated, Philips continues to simultaneously prepare for an initial public offering (IPO) or a private sale of Philips Lighting. With equity markets’ sentiment improving compared to the first couple of months of the year, an IPO increasingly appears a more likely outcome, subject to further market developments and other relevant circumstances. However, the company has not yet concluded on all proposals in the private sale process and continues to assess the attractiveness of this route compared to the IPO, both in terms of value and conditions, while taking into account the best interests of Philips and its stakeholders. As such, Philips expects to update the market on conclusions and next steps shortly.

Costs related to the separation amounted to EUR 52 million in the first quarter of 2016. For 2016, Philips now expects separation costs to be in the range of EUR 200 - 225 million.

Cost Savings

Overhead cost savings amounted to EUR 19 million in the first quarter. The Design for Excellence (DfX) program generated EUR 67 million of incremental procurement savings in the quarter. The End2End improvement program achieved EUR 41 million in productivity gains.

Miscellaneous

As of March 31, 2016, Philips had completed 82% of the 3-year EUR 1.5 billion share buy-back program.

This first-quarter 2016 results publication is based on Philips’ new segment reporting structure. The related historical key figures for 2014 and 2015 have been published on the Investor Relations website.

Conference call and audio webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website.

Philips Q1 2016 Earnings call

Philips

Key data in millions of EUR unless otherwise stated
	Q1 2015	Q1 2016
Sales	5,339	5,517
Nominal sales growth	14%	3%
Comparable sales growth	2%	3%
Adjusted EBITA	327	374
as a % of sales	6.1%	6.8%
EBITA	230	290
as a % of sales	4.3%	5.3%
EBIT	139	199
as a % of sales	2.6%	3.6%
Financial expenses, net	(67)	(114)
Income taxes	(31)	(75)
Results investments in associates	23	3
Net income from continuing operations	64	13
Discontinued operations	36	24
Net income	100	37
Net income attributable to shareholders per common share (in EUR) - diluted	0.11	0.03
•	Currency-comparable order intake declined by a low single digit, due to a low-single-digit decline in Connected Care & Health Informatics and a mid-single-digit decline in Diagnosis & Treatment. North America and other mature geographies were in line with Q1 2015, while growth geographies showed a low-single-digit decline, mainly due to China. Western Europe posted a high-single-digit decline.

•	Comparable sales growth was driven by 5% growth in the HealthTech portfolio, partly offset by a 2% decline in Lighting.

•	Adjusted EBITA improved by EUR 47 million, or 0.7% of sales, year-on-year. The improvement was mainly attributable to higher volume, product mix and cost productivity, partly offset by currency impacts.

•	Restructuring and acquisition-related charges amounted to EUR 32 million, compared to EUR 58 million in Q1 2015. EBITA also included EUR 52 million of charges related to the separation of the Lighting business, compared to EUR 11 million in Q1 2015. EBITA in Q1 2015 also included a EUR 28 million charge related to the currency revaluation of the provision for the Masimo litigation.

•	Net financial expenses increased by EUR 47 million year-on-year, mainly due to a market fair value adjustment of Philips’ stake in Corindus Vascular Robotics.

•	Income tax expense increased by EUR 44 million compared to Q1 2015, mainly due to additional tax charges resulting from activities related to the separation of the Lighting business.

•	Results from investments in associates showed a year-on-year decrease of EUR 20 million due to a gain from the sale of Assembléon Technologies B.V. in Q1 2015.

•	Net income decreased by EUR 63 million compared to Q1 2015. Improved performance in the HealthTech portfolio and in Lighting was more than offset by higher financial charges as well as tax charges resulting from activities related to the separation of the Lighting business.

Sales per geographic cluster in millions of EUR unless otherwise stated
			% change
	Q1 2015	Q1 2016	nominal	comparable
Western Europe	1,334	1,334	0%	0%
North America	1,753	1,937	10%	5%
Other mature geographies	443	459	4%	(1)%

Total mature geographies	3,530	3,730	6%	3%
Growth geographies	1,809	1,787	(1)%	3%

Philips	5,339	5,517	3%	3%

•	Comparable sales growth in mature geographies was largely driven by mid-single-digit growth in North America. Western Europe was in line with Q1 2015. Double-digit growth in Benelux was offset by a mid-single-digit decline in Germany, Austria & Switzerland and a high-single-digit decline in Iberia.

•	Comparable sales growth in growth geographies was driven by low-single-digit growth in China and high-single-digit growth in India.

Quarterly report Q1 2016 3

Cash balance in millions of EUR
	Q1 2015	Q1 2016
Beginning cash balance	1,873	1,766
Free cash flow	(443)	(177)
Net cash flow from operating activities	(256)	10
Net capital expenditures	(187)	(187)
Acquisitions and divestments of businesses	(1,066)	(31)
Other cash flow from investing activities	(17)	(66)
Treasury shares transactions	(108)	(157)
Changes in debt	1,190	75
Other cash flow items	174	(40)
Net cash flow discontinued operations	64	15

Ending cash balance	1,667	1,385

•	In Q1 2016 the cash balance decreased to EUR 1,385 million, with a free cash outflow of EUR 177 million, which included an outflow of EUR 172 million related to pension liability de-risking in the United States.

•	The cash balance decreased during Q1 2015 to EUR 1,667 million, with a free cash outflow of EUR 443 million, which included an outflow of EUR 171 million related to settlements for pension de-risking and an outflow of EUR 309 million related to the settlement of CRT antitrust litigation.

•	As of March 31, 2016, Philips had completed 82% of the 3-year EUR 1.5 billion share buy-back program.

4 Quarterly report Q1 2016

Performance per segment

Personal Health

Key data in millions of EUR unless otherwise stated
	Q1 2015	Q1 2016
Sales	1,522	1,610
Sales growth
Nominal sales growth	17%	6%
Comparable sales growth	9%	6%
Adjusted EBITA	195	227
as a % of sales	12.8%	14.1%
EBITA	194	225
as a % of sales	12.7%	14.0%
•	Comparable sales growth was driven by double-digit growth in Health & Wellness, high-single-digit growth in Personal Care, mid-single-digit growth in Sleep & Respiratory Care and low-single-digit growth in Domestic Appliances.

•	Comparable sales in growth geographies showed high-single-digit growth, driven by double-digit growth in Middle East & Turkey and Central & Eastern Europe and low-single-digit growth in China. Mature geographies recorded mid-single-digit growth, with mid-single-digit growth in North America, low-single-digit growth in Western Europe and double-digit growth in other mature geographies.

•	Adjusted EBITA increased by EUR 32 million, or 1.3% of sales, compared to Q1 2015. The increase was attributable to higher volumes and product mix.

•	Restructuring and acquisition-related charges were EUR 2 million, compared to EUR 1 million in Q1 2015.

•	Restructuring and acquisition-related charges are expected to total approximately EUR 5 million in Q2 2016.

Diagnosis & Treatment

Key data in millions of EUR unless otherwise stated
	Q1 2015	Q1 2016
Sales	1,304	1,419
Sales growth
Nominal sales growth	20%	9%
Comparable sales growth	5%	5%
Adjusted EBITA	19	32
as a % of sales	1.5%	2.3%
EBITA	(13)	23
as a % of sales	(1.0)%	1.6%
•	Comparable sales growth was driven by double-digit growth in Image-Guided Therapy, mid-single-digit growth in Ultrasound and low-single-digit growth in Diagnostic Imaging.

•	Comparable sales in growth geographies showed double-digit growth, largely driven by China and India. Mature geographies recorded low-single-digit growth, with mid-single-digit growth in Western Europe and low-single-digit growth in North America, partly offset by a low-single-digit decline in other mature geographies.

•	Adjusted EBITA improved by EUR 13 million, or 0.8% of sales, year-on-year. The improvement was due to higher volumes and cost productivity, partly offset by currency impacts.

•	Restructuring and acquisition-related charges were EUR 9 million, compared to EUR 32 million in Q1 2015.

•	Restructuring and acquisition-related charges are expected to total approximately EUR 20 million in Q2 2016.

Connected Care & Health Informatics

Key data in millions of EUR unless otherwise stated
	Q1 2015	Q1 2016
Sales	625	694
Sales growth
Nominal sales growth	4%	11%
Comparable sales growth	(7)%	9%
Adjusted EBITA	5	27
as a % of sales	0.8%	3.9%
EBITA	(24)	23
as a % of sales	(3.8)%	3.3%
•	Comparable sales growth was driven by double-digit growth in Patient Care & Monitoring Solutions and high-single-digit growth in Healthcare Informatics, Solutions & Services, partly offset by a mid-single-digit decline in Population Health Management.

•	Comparable sales in growth geographies showed double-digit growth, mainly driven by Middle East & Turkey and India. Mature geographies posted high-single-digit growth. North America achieved double-digit growth, other mature geographies recorded low-single-digit growth, while Western Europe reported a low-single-digit decline.

•	Adjusted EBITA improved by EUR 22 million, or 3.1% of sales, year-on-year. The increase was attributable to higher volumes.

Quarterly report Q1 2016 5

•	Restructuring and acquisition-related charges were EUR 4 million, compared to EUR 1 million in Q1 2015. EBITA in Q1 2015 included charges of EUR 28 million related to the currency revaluation of the provision for the Masimo litigation.

•	Restructuring and acquisition-related charges are expected to total approximately EUR 5 million in Q2 2016.

HealthTech Other

Key data in millions of EUR
	Q1 2015	Q1 2016
Sales	135	103
Adjusted EBITA	20	(9)
IP Royalties	87	57
Emerging Businesses	(12)	(20)
Innovation	(32)	(24)
Central costs	(18)	(21)
Other	(5)	(1)
EBITA	24	(7)
•	Sales reflected lower royalty income due to the expiration of licenses, as anticipated, partly offset by strong double-digit growth in Emerging Businesses.

•	The Adjusted EBITA decline was mainly due to lower royalty income and higher investments in Emerging Businesses.

•	EBITA included a EUR 2 million net release of restructuring charges, while Q1 2015 included a net release of EUR 4 million.

•	Restructuring and acquisition-related charges are expected to total approximately EUR 10 million in Q2 2016.

Lighting

Key data in millions of EUR unless otherwise stated
	Q1 2015	Q1 2016
Sales	1,722	1,691
Sales growth
Nominal sales growth	9%	(2)%
Comparable sales growth	(3)%	(2)%
Adjusted EBITA	113	121
as a % of sales	6.6%	7.2%
EBITA	85	102
as a % of sales	4.9%	6.0%
•	Comparable sales reflected double-digit growth in LED and Home, which was more than offset by a double-digit decline in Lamps and a low-single-digit decline in Professional.

•	Total LED lighting sales grew 27% year-on-year and now represent 50% of total Lighting sales, compared to 39% in Q1 2015. Conventional lighting sales declined 20% year-on-year, in line with the industry trend, and now represent 50% of total Lighting sales, compared to 61% in Q1 2015.

•	With the continued growth of LED within the total portfolio, Philips Lighting is expected to return to growth in the course of 2016.

•	Mature geographies recorded low-single-digit growth, with mid-single-digit growth in North America and low-single-digit growth in other mature geographies, while Western Europe reported a mid-single-digit decline. Growth geographies recorded a mid-single-digit decline, mainly due to Middle East & Turkey and Latin America.

•	Adjusted EBITA improved year-on-year for the sixth consecutive quarter. The increase of EUR 8 million, or 0.6% of sales, was attributable to cost productivity and product mix, partly offset by currency impacts.

•	Restructuring and acquisition-related charges were EUR 19 million, compared to EUR 28 million in Q1 2015.

•	Restructuring and acquisition-related charges are expected to total approximately EUR 60 million in Q2 2016.

6 Quarterly report Q1 2016

Legacy Items

•	‘Legacy Items’ consists mainly of separation costs, legacy legal items and stranded costs.

•	Q1 2016 EBITA largely included EUR 52 million of charges related to the separation of the Lighting business, EUR 12 million of charges related to movements in environmental provisions, and EUR 8 million of stranded costs related to the combined Lumileds and Automotive businesses.

•	Charges related to the separation of the Lighting business are expected to total approximately EUR 70 million in Q2 2016.

Quarterly report Q1 2016 7

Additional information on the combined businesses of Lumileds and Automotive

Results of combined Lumileds and Automotive businesses in millions of EUR
	Q1 2015	Q1 2016
EBITA as previously reported in Lighting	33	(1)
Adjustment of amortization and depreciation following assets held for sale reclassification	42	41
Disentanglement costs	(19)	(1)
Former net costs allocated to Lighting	(1)	—
Former net costs allocated to Legacy Items	23	8

EBIT of discontinued operations	78	47
Financial expenses, net	—	(1)
Income taxes	(41)	(14)

Net income of discontinued operations	37	32

The combined businesses of Lumileds and Automotive are reported as discontinued operations in the Consolidated statements of income and cash flows. As a result, Lumileds and Automotive sales and EBITA are no longer included in the Lighting and Group results of continuing operations. The applicable assets and liabilities of the combined businesses are reported under Assets and Liabilities classified as held for sale in the Condensed consolidated balance sheets as per November 2014.

EBITA decreased by EUR 34 million, mainly due to lower sales impacting gross margins. Net income of discontinued operations attributable to the combined businesses of Lumileds and Automotive decreased by EUR 5 million, mainly due to lower operational performance, partly offset by lower income tax charges.

Philips is actively engaging with other parties that have expressed an interest in the businesses and will continue to report the Lumileds and Automotive businesses as discontinued operations.

Overhead and other indirect costs of Philips that were previously allocated to Lumileds and Automotive and were not affected by the transfer to Discontinued operations have been allocated to Lighting and Legacy Items.

8 Quarterly report Q1 2016

Adjusted EBITA and EBITA per segment

Personal Health

Adjusted EBITA in millions of EUR unless otherwise stated

EBITA in millions of EUR unless otherwise stated

Diagnosis & Treatment

Adjusted EBITA in millions of EUR unless otherwise stated

EBITA in millions of EUR unless otherwise stated

Connected Care & Health Informatics

Adjusted EBITA in millions of EUR unless otherwise stated

EBITA in millions of EUR unless otherwise stated

Quarterly report Q1 2016 9

Lighting

Adjusted EBITA in millions of EUR unless otherwise stated

EBITA in millions of EUR unless otherwise stated

10 Quarterly report Q1 2016

Forward-looking statements and other presentation matters

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to domestic and global economic and business conditions, developments within the euro zone, the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy, the ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, the ability to identify and complete successful acquisitions, and to integrate those acquisitions into the business, the ability to successfully exit certain businesses or restructure the operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition and the state of international capital markets as they may affect the timing and nature of the dispositions by Philips of its interests in the Lighting business and the Lumileds and Automotive business. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in the Annual Report 2015.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. Non-GAAP financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-GAAP measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in the Annual Report 2015.

Use of fair-value measurements

In presenting the Philips Group financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2015. Independent valuations may have been obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2015, unless otherwise stated.

Quarterly report Q1 2016 11

Condensed consolidated statements of income

Condensed consolidated statements of income in millions of EUR unless otherwise stated
	Q1 2015	Q1 2016
Sales	5,339	5,517
Cost of sales	(3,223)	(3,251)

Gross margin	2,116	2,266
Selling expenses	(1,341)	(1,418)
General and administrative expenses	(214)	(189)
Research and development expenses	(436)	(470)
Impairment of goodwill		(2)
Other business income	22	21
Other business expenses	(8)	(9)

Income from operations	139	199
Financial income	31	27
Financial expenses	(98)	(141)

Income before taxes	72	85
Income taxes	(31)	(75)

Income after taxes	41	10
Results relating to investments in associates	23	3

Net income from continuing operations	64	13
Discontinued operations - net of income tax	36	24

Net income	100	37

Attribution of net income for the period
Net income attributable to Koninklijke Philips N.V. shareholders	99	32
Net income attributable to non-controlling interests	1	5

Earnings per common share attributable to shareholders
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	912,086	913,929
- diluted	918,215	924,706
Net income attributable to shareholders per common share in EUR:
- basic	0.11	0.04
- diluted	0.11	0.03

12 Quarterly report Q1 2016

Condensed consolidated balance sheets

Condensed consolidated balance sheets in millions of EUR
	March 31, 2015	December 31, 2015	March 31, 2016
Non-current assets:
Property, plant and equipment	2,344	2,322	2,218
Goodwill	8,596	8,523	8,265
Intangible assets excluding goodwill	3,985	3,693	3,526
Non-current receivables	195	191	166
Investments in associates	173	181	205
Other non-current financial assets	512	489	436
Non-current derivative financial assets	63	58	45
Deferred tax assets	2,677	2,758	2,689
Other non-current assets	89	68	70

Total non-current assets	18,634	18,283	17,620

Current assets:
Inventories	3,916	3,463	3,601
Other current financial assets	125	12	12
Other current assets	537	444	523
Current derivative financial assets	288	103	87
Income tax receivable	118	114	120
Receivables	4,917	4,982	4,597
Assets classified as held for sale	1,591	1,809	1,812
Cash and cash equivalents	1,667	1,766	1,385

Total current assets	13,159	12,693	12,137

Total assets	31,793	30,976	29,757

Equity
Shareholders’ equity	11,382	11,662	11,279
Non-controlling interests	114	118	130

Group equity	11,496	11,780	11,409

Non-current liabilities:
Long-term debt	4,118	4,095	3,984
Non-current derivative financial liabilities	798	695	518
Long-term provisions	2,575	2,392	2,341
Deferred tax liabilities	106	164	129
Other non-current liabilities	2,066	1,782	1,533

Total non-current liabilities	9,663	9,128	8,505

Current liabilities:
Short-term debt	1,667	1,665	1,705
Current derivative financial liabilities	590	238	268
Income tax payable	154	116	153
Accounts payable	2,913	2,673	2,434
Accrued liabilities	2,778	2,863	2,695
Short-term provisions	862	833	790
Liabilities directly associated with assets held for sale	335	407	430
Other current liabilities	1,335	1,273	1,368

Total current liabilities	10,634	10,068	9,843

Total liabilities and group equity	31,793	30,976	29,757

Quarterly report Q1 2016 13

Condensed consolidated statements of cash flows

Condensed consolidated statements of cash flows in millions of EUR
	Q1 2015	Q1 2016
Cash flows from operating activities
Net income	100	37
Results of discontinued operations - net of income tax	(36)	(24)
Adjustments to reconcile net income to net cash of operating activities:
Depreciation, amortization, and impairments of fixed assets	283	310
Impairment of goodwill and other non-current financial assets	—	23
Net gain on sale of assets	(34)	(4)
Interest income	(14)	(14)
Interest expense on debt, borrowings and other liabilities	66	72
Income taxes	31	75
Results from investments in associates	(2)	(2)
Increase in working capital:	(18)	(60)
Decrease in receivables and other current assets	82	323
Increase in inventories	(243)	(223)
Increase (decrease) in accounts payable, accrued and other liabilities	143	(160)
Decrease (increase) in non-current receivables, other assets, other liabilities	42	(312)
Decrease in provisions	(162)	(50)
Other items	(365)	141
Interest paid	(101)	(116)
Interest received	14	14
Income taxes paid	(60)	(80)

Net cash provided by (used for) operating activities	(256)	10
Cash flows from investing activities
Net capital expenditures	(187)	(187)
Purchase of intangible assets	(28)	(32)
Expenditures on development assets	(72)	(74)
Capital expenditures on property, plant and equipment	(92)	(87)
Proceeds from sale of property, plant and equipment	5	6
Cash used for derivatives and current financial assets	(37)	(70)
Purchase of other non-current financial assets	—	(1)
Proceeds from other non-current financial assets	20	5
Purchase of businesses, net of cash acquired	(1,103)	(27)
Proceeds from (cash used for) sale of interests in businesses, net of cash disposed of	37	(4)

Net cash used for investing activities	(1,270)	(284)
Cash flows from financing activities
Proceeds from issuance of short-term debt	1,192	64
Principal payments on long-term debt	(20)	(8)
Proceeds from issuance of long-term debt	18	19
Re-issuance of treasury shares	35	11
Purchase of treasury shares	(143)	(168)

Net cash provided by (used for) financing activities	1,082	(82)

Net cash used for continuing operations	(444)	(356)
Cash flows from discontinued operations
Net cash provided by operating activities	64	15

Net cash provided by discontinued operations	64	15

Net cash provided by (used for) continuing and discontinued operations	(380)	(341)
Effect of change in exchange rates on cash and cash equivalents	174	(40)
Cash and cash equivalents at the beginning of the period	1,873	1,766

Cash and cash equivalents at the end of the period	1,667	1,385

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

14 Quarterly report Q1 2016

Condensed consolidated statement of changes in equity

Condensed consolidated statement of changes in equity in millions of EUR
	common shares	capital in excess of par value	retained earnings	revaluation reserve	currency translation differences	available- for-sale financial assets	cash flow hedges	treasury shares at cost	total shareholders’ equity	non-controlling interests	total equity
Balance as of December 31, 2015	186	2,669	8,040	4	1,058	56	12	(363)	11,662	118	11,780

Total comprehensive income (loss)			36	(2)	(263)	(20)	(4)		(253)	5	(248)
Movement non-controlling interest										7	7
Purchase of treasury shares								(174)	(174)		(174)
Re-issuance of treasury shares		(1)	(8)					20	11		11
Share call options1)			(77)					77	—		—
Share-based compensation plans		28							28		28
Income tax share-based compensation plans		5							5		5

Total other equity movements		32	(85)					(77)	(130)	7	(123)

Balance as of March 31, 2016	186	2,701	7,991	2	795	36	8	(440)	11,279	130	11,409

1)	During the first quarter of 2016 Philips bought call options to hedge a part of the commitments under share based payment plans. The call option premiums paid (EUR 64 million) are deducted from retained earnings and were settled in Philips shares (representing a historical cost of EUR 77 million based on a FIFO method) held by the company. The difference between the option premiums and the historical cost of the Philips shares is recorded in retained earnings.

Quarterly report Q1 2016 15

Segments and main countries

Sales and income (loss) from operations in millions of EUR unless otherwise stated
	Q1 2015			Q1 2016
	sales	income from operations		sales	income from operations
			as a % of sales			as a % of sales
Personal Health	1,522	157	10.3%	1,610	190	11.8%
Diagnosis & Treatment	1,304	(24)	(1.8)%	1,419	10	0.7%
Connected Care & Health Informatics	625	(37)	(5.9)%	694	11	1.6%
HealthTech Other	135	21		103	(9)
Lighting	1,722	59	3.4%	1,691	73	4.3%
Legacy Items	31	(37)		—	(76)

Philips	5,339	139	2.6%	5,517	199	3.6%

Sales and tangible and intangible assets in millions of EUR
	sales		long-lived assets1)
	Q1		March 31,	March 31,
	2015	2016	2015	2016
Netherlands	142	157	950	974
United States	1,627	1,813	9,693	8,893
China	615	649	1,255	1,140
Germany	317	308	147	174
Japan	247	283	425	473
France	186	189	50	47
India	171	174	146	119
Other countries	2,034	1,944	2,259	2,189

Philips	5,339	5,517	14,925	14,009

1)	Includes property, plant and equipment, intangible assets excluding goodwill, and goodwill

16 Quarterly report Q1 2016

Reconciliation of non-GAAP performance measures

Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, reconciliations to the most directly comparable IFRS measures are presented.

Sales growth composition in %
	Q1
	comparable growth	currency effects	consolidation changes	nominal growth
2016 versus 2015
Personal Health	5.8	0.0	0.0	5.8
Diagnosis & Treatment	5.0	1.0	2.8	8.8
Connected Care & Health Informatics	8.8	2.6	(0.2)	11.2
HealthTech Other	(23.7)	0.0	0.0	(23.7)
Lighting	(1.7)	(0.1)	0.0	(1.8)

Philips	2.8	0.4	0.1	3.3

Adjusted EBITA to Income from operations (or EBIT) in millions of EUR
	Q1
	Adjusted EBITA	Other items	Restructuring and acquisition related charges	EBITA (or Adjusted income from operations)	Amortization of intangibles	Impairment of goodwill	EBIT
2016
Personal Health	227		(2)	225	(35)		190
Diagnosis & Treatment	32		(9)	23	(13)		10
Connected Care & Health Informatics	27		(4)	23	(12)		11
HealthTech Other	(9)		2	(7)	(2)		(9)
Lighting	121		(19)	102	(27)	(2)	73
Legacy Items	(24)	(52)		(76)			(76)

Philips	374	(52)	(32)	290	(89)	(2)	199
2015
Personal Health	195		(1)	194	(37)		157
Diagnosis & Treatment	19		(32)	(13)	(11)		(24)
Connected Care & Health Informatics	5	(28)	(1)	(24)	(13)		(37)
HealthTech Other	20		4	24	(3)		21
Lighting	113		(28)	85	(26)		59
Legacy Items	(25)	(11)		(36)	(1)		(37)

Philips	327	(39)	(58)	230	(91)		139

Composition of cash flows in millions of EUR
	Q1 2015	Q1 2016
Cash flows provided by (used for) operating activities	(256)	10
Cash flows used for investing activities	(1,270)	(284)

Cash flows before financing activities	(1,526)	(274)
Cash flows provided by (used for) operating activities	(256)	10
Net capital expenditures:	(187)	(187)
Purchase of intangible assets	(28)	(32)
Expenditures on development assets	(72)	(74)
Capital expenditures on property, plant and equipment	(92)	(87)
Proceeds from sale of property, plant and equipment	5	6

Free cash flows	(443)	(177)

Quarterly report Q1 2016 17

Reconciliation of non-GAAP performance measures (continued)

Net operating capital to total assets in millions of EUR
	March 31, 2015	March 31, 2016
Net operating capital (NOC)	10,977	11,118
Exclude liabilities comprised in NOC:
- payables/liabilities	10,634	8,969
- provisions	3,437	3,131
Include assets not comprised in NOC:
- investments in associates	173	205
- other current financial assets	125	12
- other non-current financial assets	512	436
- deferred tax assets	2,677	2,689
- cash and cash equivalents	1,667	1,385
Assets classified as held for sale	1,591	1,812

Total assets	31,793	29,757

Composition of net debt to group equity in millions of EUR unless otherwise stated
	March 31, 2015	March 31, 2016
Long-term debt	4,118	3,984
Short-term debt	1,667	1,705

Total debt	5,785	5,689
Cash and cash equivalents	1,667	1,385

Net debt (total debt less cash and cash equivalents)	4,118	4,304
Shareholders’ equity	11,382	11,279
Non-controlling interests	114	130

Group equity	11,496	11,409
Net debt and group equity	15,614	15,713
Net debt divided by net debt and equity (in %)	26%	27%
Equity divided by net debt and equity (in %)	74%	73%

18 Quarterly report Q1 2016

Philips statistics

in millions of EUR unless otherwise stated

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	5,339	5,974	5,836	7,095	5,517
comparable sales growth %	2%	3%	2%	2%	3%
Gross margin	2,116	2,495	2,422	2,823	2,266
as a % of sales	39.6%	41.8%	41.5%	39.8%	41.1%
Selling expenses	(1,341)	(1,440)	(1,390)	(1,644)	(1,418)
as a % of sales	(25.1)%	(24.1)%	(23.8)%	(23.2)%	(25.7)%
G&A expenses	(214)	(224)	(241)	(530)	(189)
as a % of sales	(4.0)%	(3.7)%	(4.1)%	(7.5)%	(3.4)%
R&D expenses	(436)	(483)	(471)	(537)	(470)
as a % of sales	(8.2)%	(8.1)%	(8.1)%	(7.6)%	(8.5)%
EBIT	139	349	342	162	199
as a % of sales	2.6%	5.8%	5.9%	2.3%	3.6%
EBITA	230	450	429	263	290
as a % of sales	4.3%	7.5%	7.4%	3.7%	5.3%
Net income (loss)	100	274	324	(39)	37
Net income (loss) attributable to shareholders	99	272	319	(45)	32
Net income (loss) - shareholders per common share in EUR - diluted	0.11	0.30	0.34	(0.05)	0.03

	2015				2016
	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	5,339	11,313	17,149	24,244	5,517
comparable sales growth %	2%	3%	2%	2%	3%
Gross margin	2,116	4,611	7,033	9,856	2,266
as a % of sales	39.6%	40.8%	41.0%	40.7%	41.1%
Selling expenses	(1,341)	(2,781)	(4,171)	(5,815)	(1,418)
as a % of sales	(25.1)%	(24.6)%	(24.3)%	(24.0)%	(25.7)%
G&A expenses	(214)	(438)	(679)	(1,209)	(189)
as a % of sales	(4.0)%	(3.9)%	(4.0)%	(5.0)%	(3.4)%
R&D expenses	(436)	(919)	(1,390)	(1,927)	(470)
as a % sales	(8.2)%	(8.1)%	(8.1)%	(7.9)%	(8.5)%
EBIT	139	488	830	992	199
as a % of sales	2.6%	4.3%	4.8%	4.1%	3.6%
EBITA	230	680	1,109	1,372	290
as a % of sales	4.3%	6.0%	6.5%	5.7%	5.3%
Net income	100	374	698	659	37
Net income attributable to shareholders	99	371	690	645	32
Net income - shareholders per common share in EUR - diluted	0.11	0.40	0.75	0.70	0.03
Net income from continuing operations as a % of shareholders’ equity	2.4%	5.3%	6.5%	3.6%	0.5%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	910,616	925,277	921,181	917,104	913,011
Shareholders’ equity per common share in EUR	12.50	12.32	12.43	12.72	12.35
Inventories as a % of sales 1,2)	17.3%	17.0%	16.8%	14.2%	14.7%
Net debt : equity ratio	26:74	28:72	28:72	25:75	27:73
Net operating capital	10,977	11,397	11,427	11,096	11,118
Total employees	115,970	114,606	114,380	112,959	114,021
of which discontinued operations	8,334	8,689	8,812	8,755	8,913
of which third-party workers	13,930	13,796	13,337	12,188	12,250

1)	Sales is calculated over the preceding 12 months
2)	Inventories as a % of sales excludes inventories and sales related to acquisitions, divestments and discontinued operations

Quarterly report Q1 2016 19

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